

July 10, 2014

Mr. Anthony Staffieri
Chief Financial Officer
Rogers Communications, Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

      Re: **Rogers Communications, Inc.**
                 Form 40-F for the Year Ended December 31, 2013
                 Form 6-K
                 Filed February 14, 2014
                 Response dated June 27, 2014
                 File No. 001-10805

Dear Mr. Staffieri:

     We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Form 6-K Filed February 14, 2014

Exhibit 99.1

Accounting Policies, page 79

1.   We note your response to comment 1. Please confirm to us that you will expand your accounting policy disclosure in future filings to reflect the substance of your response.

Financial Statements

Note 18: Long-Term Debt, pages 111 - 112

2.   We note your response to comment 2. Since the Form 40-F annual report does not
        contain financial information in accordance with Rule 3-10 of Regulation S-X, then RCP
        appears not be relying on Rule 12h-5 to avoid filing an annual report under Section 15(d)
        of the Exchange Act. Please explain why RCP has not filed an annual report under
        Section 15(d) or amend the annual report to include RCP as a co-filer and signatory,
        including all required certifications.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert
S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Brandon Hill,
Attorney-Advisor, at 202-551-3268 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director